

February 5, 2021

Matthew T. Plavan
President and Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 105
Davis, CA 95618

> **Re: Arcadia Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 2, 2021**
> **File No. 333-252659**

Dear Mr. Plavan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Metoyer at 202-551-6001 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael De Angelis, Esq.